NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock and Preferred
Stock Purchase Rights (the ?Securities?) of The PMI
Group Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on December
27, 2011, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The determination to delist the Company?s common stock was reached in view of the fact that, on November 23, 2011, the Company announced that it filed a voluntary petition for relief under Chapter 11 in the U.S. Bankruptcy Court for the District of Delaware.

Previously, the Company had received on October 21, 2011, a copy of (i) a Verified Complaint for Appointment of a Receiver and Injunction, dated October 20, 2011
(the 'Complaint'), seeking among other things an order appointing the Director of the Arizona Department of Insurance ('Director'), as receiver to take possession of the property and business of PMI Mortgage Insurance Co. ('MIC'), the Company?s wholly-owned subsidiary, (a hearing on the Complaint is scheduled for January 10, 2012), (ii) an order, dated
October 20, 2011 (the 'Interim Order'), directing the
Director to take possession and control of MIC pending a hearing on matters addressed in the Complaint and (iii) an Order of Supervision (the 'Order of Supervision') for PMI Reinsurance Co., PMI Mortgage Guaranty Co. and Residential Insurance Co. (collectively, the 'Reinsurers'), which are wholly-owned subsidiaries of the Company, appointing a Supervisor and restricting such entities from taking a variety of actions without the prior approval of the Director or the Supervisor. Trading in the common stock has been halted by the NYSE since October 21, 2011 as the Company, MIC and the Reinsurers had a right to file a motion seeking to vacate the Interim Order with the Supreme Court of Arizona in Maricopa County
(the 'Court').

On October 28, 2011, the Company filed a motion to vacate the Interim Order (the 'Motion') with the Court. A hearing on the Motion was held on November 8, 2011. On November 22, 2011, the Court issued a ruling denying the Motion to vacate the Interim Order. On November 23, 2011, the Company announced that it filed a voluntary petition for relief under Chapter 11 in the U.S. Bankruptcy Court for the District of Delaware as a result of the above noted matters.

Based on a review of all the circumstances surrounding the Company, NYSE Regulation has determined pursuant to
Section 802.01D of the Listed Company Manual that the Company?s common stock is no longer suitable for listing on the NYSE.
In making its determination, NYSE Regulation considered the bankruptcy filing announced today and noted the uncertainty as to the timing and outcome of the bankruptcy process, as well as the ultimate effect of this process on the Company?s common stockholders. In addition, NYSE Regulation considered the original actions taken by the Director on October 20, 2011 and the Court?s November 22, 2011 decision. Effectively, these actions have enabled the Director through the confirmed Interim Order to take possession of the Company?s primary operating subsidiary?s assets and these actions have resulted in a substantial reduction in the scope of the Company?s operations. Additionally, NYSE Regulation notes the uncertainty regarding the effect of the Director?s actions on the Company?s equityholders, that the Company had previously been notified that it had fallen below the NYSE?s continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading day period, and that Company is currently a late filer on its outstanding September 30, 2011 Form 10-Q.

1. The Exchange's Listed Company Manual (the 'LCM'), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.'

2. The Exchange, on November 23, 2011, determined that the Securities of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on November 28, 2011.

3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on November 23, 2011of the suspension of trading in the Securities. Similar information was included on the Exchange's website.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. On November 29, 2011, the Company stated in its Form 8-K that it does not intend to contest the suspension or delisting.